EXHIBIT 1
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NEWS RELEASE

FEBRUARY 25, 2003

ARC ENERGY TRUST ANNOUNCES CLOSING OF "BOUGHT DEAL" TRUST UNIT OFFERING AND EXERCISE OF UNDERWRITERS' OPTION


CALGARY, February 25, 2003 (AET.UN and ARX - TSX) ARC Energy Trust (the "Trust") announced today the closing of the previously announced offering of 11,000,000 trust units at a price of $11.50 per trust unit and the exercise of an option granted to the underwriters to purchase up to an additional 1,500,000 trust units at $11.50 per trust unit, for total gross proceeds of $143.75 million. The syndicate of underwriters was led by RBC Dominion Securities Inc. and included CIBC World Markets Inc., BMO Nesbitt Burns Inc., Scotia Capital Inc., National Bank Financial Inc., TD Securities Inc., FirstEnergy Capital Corp., Raymond James Ltd., Canaccord Capital Corporation and Dundee Securities Corporation.

The net proceeds of the issue will be used to repay outstanding indebtedness incurred to fund development expenditures and the acquisition of oil and gas properties, including the properties acquired in late 2002 for approximately $71.1 million. In addition, this offering will strengthen the Trust's balance sheet to facilitate future acquisitions and ongoing development activities on the Trust's existing assets.

The securities being offered by the Trust have not been, nor will be, registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States or to U.S. persons absent registration or applicable exemption from the registration requirement of such Act. This release does not constitute an offer for sale of trust units in the U.S. and any public offering of trust units in the U.S. will be made by means of a prospectus.

ARC RESOURCES LTD.

John P. Dielwart,
President and Chief Executive Officer

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES. ANY FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF U.S. SECURITIES LAW.


    For further information about ARC Energy Trust, please visit our website
                        WWW.ARCRESOURCES.COM or contact:

                 Investor Relations, E-mail: ir@arcresources.com
                  Telephone: (403) 503-8600 Fax: (403) 509-6417
                            Toll Free 1-888-272-4900
                               ARC Resources Ltd.
                        Suite 2100, 440 - 2nd Avenue S.W.
                               Calgary, AB T2P 5E9